UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.3)1

BROADCASTER, INC.

(formerly International Microcomputer Software, Inc.)

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

459862306

(CUSIP Number)

Martin R. Wade, III

9201 Oakdale Avenue

Suite 201

Chatsworth, CA 91311

(323) 988-0754

With copies to:

Lehman & Eilen LLP

20283 State Road 7, Suite 300

Boca Raton, FL 33498

Attention: Hank Gracin, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)
———————

[1] The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 459862306	13D	Page 2 of 7 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Martin R. Wade, III
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3		SEC USE ONLY
4		SOURCE OF FUNDS* N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,038,333 (1)(2)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 10,038,333 (1)
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,038,333
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.68% (3)
14		TYPE OF REPORTING PERSON* IN–Individual

———————

1)

Includes 9,840,000 shares which are issuable in connection with an option granted to Mr. Wade by SoftwarePeople LLC, Trans Global Media LLC, Broadcaster LLC and Accessmedia Technologies LLC, entities controlled by Mr. Nolan Quan. The option  is currently exercisable. Mr. Wade has the power to vote the shares underlying the options pursuant to the terms of a voting trust agreement that he entered into with such entities.

CUSIP No. 459862306	13D	Page 3 of 7 Pages

(2)

Includes 5,000,000 shares which Mr. Wade has power to vote pursuant to the terms of a voting trust agreement that he entered into with Sonia Hu and Chun-Wei Shi.

(3)

Based upon 60,936,548 shares of common stock outstanding as of October 8, 2008, which includes 51,342,453 as reported in the Broadcaster, Inc quarterly  report on Form 10-QSB for the fiscal quarter ended March 31, 2008, which was filed with the Securities and Exchange Commission on May 20, 2008, 1,594,095 shares reported issued in a current Report on Form 8-K filed with the Securities and Exchange Commission on September 10, 2008, and 8,000,000 shares reported issued in a Current Report on Form 8-K filed with the Securities and Exchange Commission on October 8, 2008.

CUSIP No. 459862306	13D	Page 4 of 7 Pages

This Amendment No. 3 to Schedule 13D is being filed by Mr. Wade. Mr. Wade filed an original Schedule 13D dated September 14, 2006 (the “Original 13D”), Amendment No. 1 dated February 5, 2007, and Amendment No. 2 dated March 18, 2008.

Item 5.  Interest in Securities of the Issuer.

The first paragraph of Item 5 is deleted and replaced with the following:

(a), (b) Mr. Wade is the beneficial owner of 15,038,333 shares of common stock which represents approximately 24.68% of the outstanding common shares of Broadcaster, Inc. for which he has sole power to vote. He has sole power to dispose of 10,038,333 shares.  Of such amount, 9,840,000 shares represent shares that Mr. Wade has a currently exercisable option to purchase.  Until such time as the option is exercised or expires, Mr. Wade will have the right to vote the shares underlying the option but will not have the right to dispose of such shares or to receive dividends paid on such shares which shall be paid to the Quan entities, all in accordance with the terms of the Voting Trust Agreement. Mr. Wade also entered into a Voting Trust Agreement with Sonia Hu and Chun-Wei Shi, attached hereto as Exhibit 1, which gives Mr. Wade the right and power to vote the 5,000,000 shares in accordance with the Voting Trust Agreement.

Item 7.  Material to be filed as Exhibits.

The following document is being filed as an exhibit:

Voting Trust Agreement dated as of October 1, 2008 between Martin R. Wade, III and Sonia Hu and Chun-Wei Shi

CUSIP No. 459862306	13D	Page 5 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 8, 2008

By:	/s/ Martin R. Wade, III
Martin R. Wade, III

Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. 459862306	13D	Page 6 of 7 Pages

EXHIBIT 1

VOTING TRUST AGREEMENT

THIS AGREEMENT made as of this 1st day of October, 2008, by and between Sonia Hu and Chun-Wei Shi, individuals residing at 411 Theodore Fremd Avenue, Rye New York, 10580  (together referred to as the “Stockholders”), and Martin R. Wade, III, an individual residing at 421 Berkley Road, Stone Harbor, New Jersey 08247 (hereinafter referred to as the "Voting Trustee").

W I T N E S S E T H

WHEREAS, the Stockholders, Eyecandy, Inc and Broadcaster, Inc (the “Company”) have entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) pursuant to which the Stockholders will each be issued a minimum of 5,000,000 shares of the common stock of Broadcaster, Inc. (“the Company”). (All of the shares set forth in this paragraph together with any additional shares of the common stock of the Company owned by the Stockholders are hereinafter referred to as the “Shares.”  Shares shall not include any Shares sold in a transaction approved by the Voting Trustee.);

WHEREAS, as an inducement for the Company  to enter into the Stock Purchase Agreement, the Sellers have given the Voting Trustee the right and power to vote the Shares;

NOW, THEREFORE, the Sellers and the Voting Trustee do hereby agree as follows:

1.

Voting Rights and Powers.  Until such time as the Voting Trustee mails a notice indicating his desire to terminate this Agreement or all of the Shares held by the Stockholders are sold in a transaction approved by the Voting Trustee, the Voting Trustee shall have full, exclusive and unqualified right and power to vote, and to execute consents with respect to, the Shares from and after the date hereof, for any purpose, whether ordinary or extraordinary, including all matters as to which a vote or consent of shareholders may be required by statute or otherwise; provided, however, that in the event that the Sellers obtain the approval of the Voting Trustee to sell any of the Shares the Voting Trustee’s right to vote any shares sold shall terminate but shall remain with respect to those Shares not sold.  Without limiting the generality of the foregoing, the Voting Trustee may vote the Shares for or in ratification of, or against, the election of directors including the election of himself as a director, the appointment of auditors, any amendment to the certificate of incorporation or the bylaws, any recapitalization, reorganization, merger, consolidation, liquidation, dissolution, or any sale, lease or exchange of all or substantially all of the assets of the Company.  The Sellers shall be bound by any such vote as if made by them directly and shall have no right to demand an appraisal of the Shares in any circumstances or object to any such transaction, all of which rights are hereby waived.

2.

Issuance of Voting Trust Certificates

(a)

Solely for purposes of granting the Voting Trustee the right and power to vote the Shares, the Sellers shall assign and transfer to the Voting Trustee all of the Shares and concurrently with the execution of this Agreement shall deposit the certificates evidencing such Shares with the Voting Trustee.

(b)

The Voting Trustee shall as soon as practicable (i) cause a copy of this Agreement to be filed in the registered office of the Company in Delaware, which copy shall be open to shareholders of the Company for inspection (ii) cause all such certificates deposited with the Voting Trustee to be surrendered to the Company for cancellation, (iii) cause all Shares represented by such certificates to be transferred to the Voting Trustee on the Company’s books and records and (iv) shall cause new certificates to be issued in the name of the Voting Trustee (“New Certificates”).

(c)

The Voting Trustee shall issue to the Sellers a voting trust certificate (the “Voting Trust Certificate”) representing the number of Shares deposited by each and their continuing beneficial ownership of the underlying shares. The Voting Trustee shall cause to be imprinted on the Voting Trust Certificate a legend referring to this Agreement.

CUSIP No. 459862306	13D	Page 7 of 7 Pages

(d)

The Sellers may sell, transfer or dispose of their Voting Trust Certificate provided that the Voting Trustee approves such sale, transfer or disposition and such approval shall not unreasonably be withheld.

(e)

Upon termination of this Agreement, the Voting Trustee shall cause  (i) the New Certificates to be surrendered to the Company for cancellation (ii) cause all Shares represented by the New Certificates to be transferred to the Sellers on the Company’s books and records and (iii) cause new stock certificates to be issued in the name of the Sellers.  If a portion of the Shares are sold by the Sellers in a transaction approved by the Voting Trustee then the Voting Trustee shall cause the actions set forth in clauses (i), (ii) and (iii) to be taken with respect to the Shares that are sold, except that the new stock certificate shall be issued in the name of the buyer of the Shares.

(f)

Upon termination of the Agreement, the Sellers shall return the Voting Trust Certificate to the Voting Trustee, which shall be deemed to be null and void upon such exercise.

3.

Payment of Distributions

All distributions paid in cash or property on any Shares subject to this Agreement shall be the property of the Sellers except that any interests or other securities of the Company issued as a distribution shall be subject to the terms of this Agreement. The Voting Trustee shall hold all dividends payable in stock or securities and shall promptly distribute to the Sellers, a voting trust certificate representing their interest in such dividend.

4.

Miscellaneous

(a)

The Voting Trustee shall not be liable for any error of judgment or mistake of law or other mistakes, or for any act or omission of any agent or attorney, or for any unintentional misconstruction of this Agreement, or for any invalidity, irregularity or unenforceability of this Agreement, or of any part or provision hereof, or for action of any sort taken or omitted to be taken under this Agreement or in the management of the affairs of the Company.

(b)

This Agreement shall bind the respective parties hereto and each of their transferees, successors, executors, administrators and assigns.

(c)

This Agreement shall be governed by the laws of the State of Delaware.

(d)

If any provision of this Agreement shall be held invalid by a court of competent jurisdiction, the remainder of the Agreement shall not be affected thereby.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement on the day and year written above.

Sonia Hu

Chun-Wei Shi

Voting Trustee

By:
Martin R. Wade, III